

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

August 17, 2012

<u>Via E-Mail</u>

Larry Medvinsky, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

      Re: Equity LifeStyle Properties, Inc.
              Schedule TO/ 13E-3 filed August 9, 2012
              File No. 5-43043

Dear Mr. Medvinsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO/13E-3

1. Please check the box on the cover page to indicate that the statement relates to an issuer tender offer subject to Rule 13e-4.

2. We note the disclosure under Items 2, 3, 4, and 13 of the Schedule TO. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the offer to exchange document in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the offer to exchange document and is incorporated by reference in the Schedule 13E-3.

3. Please file the Certificate of Designation for the Series C Preferred, the depositary agreement, and any other governing documents or agreements for the Series C Shares or the Depositary Shares.

Offer to Exchange

4. We note that the offeror will pay cash in an amount equal to the amount of all unpaid dividends accrued through and including the expiration date. Please revise to quantify the cash consideration per share of Series A Preferred Stock. Please advise and disclose how the offeror will comply with Rules 13e-4(f)(1)(ii) and 14e-1(b).

5. We note the offeror's right to waive conditions. If the offeror decides to waive any material conditions, please note that the offeror must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition or the listing condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the offeror's views on this issue.

Questions and Answers about the Offer, page 4

6. Please state whether officers and directors of the issuer will receive any benefits, including cash payments in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

If a holder of Series A is subject to restrictions…, page 5

7. Regarding the election to specify a "cap" ownership percentage, please revise to clarify to holders that by choosing that election, they will not know the exact number of Depositary Shares and the amount of cash they will receive in the Offer. Please also instruct holders not to choose the "cap" ownership percentage election if they seek to tender all or some other specific number of Series A Shares. Please similarly revise the letter of transmittal.

Special Factors, page 8

8. Please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A. Please also describe and quantify the benefits and detriments to each of the issuer, its affiliates and its unaffiliated shareholders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

Background of the Offer, page 8

9. Please revise the background section to describe each contact, meeting, or discussion that took place regarding the exchange offer and the substance of the

discussions or negotiations at each meeting. Please identify any counsel, financial advisors, or any members of management who were present at each meeting.

10. Please identify the holders of Series A with whom the issuer discussed the exchange offer and their ownership percentages. We note that some of the Series A holders agreed to tender. Please describe the terms of these tender agreements and file them as exhibits, if they differ materially from the form of tender agreement that has already been filed.

11. Please also describe how the exchange ratio and the terms of the new Series C Shares and Depositary Shares were determined. In addition, please describe why the issuer decided to offer Depositary Shares instead of Series C Shares.

12. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Houlihan during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. For example, please summarize and file the "input," "analysis," "market data," "survey of the terms of recent public offerings of preferred securities" and the information relating to future operations considered by Houlihan and the board.

Reasons for and Purposes of the Offer, page 8

13. Please revise to state the reasons for undertaking the going private transaction at this particular time as opposed to another time in the issuer's operating history. Refer to Item 1013(c) of Regulation M-A.

14. We note that the issuer is seeking to save on fees and other expenses that would be payable on an underwritten offering of new securities. Please quantify the savings and compare the savings to the costs and fees of the depositary agreement.

15. Please revise to discuss any alternative means considered by the issuer to accomplish the stated purposes and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A. For example, discuss whether the board considered offering Series C Shares rather than Depositary Shares or any other means to reduce the Company's cost of capital.

Larry P. Medvinsky, Esq.
Clifford Chance US LLP
August 17, 2012
Page 4

Fairness of the Offer, page 9

16. Refer to the second bullet point. Please further describe and quantify how the economic and other terms of the Depositary Shares are approximately the same as the holders of the Series A Shares would be able to obtain if their Series A Shares were redeemed for cash and the holders were to re-invest the redemption proceeds in a comparable security.

17. Refer to the third bullet point. Please further describe the "input" from Houlihan and quantify the fair value per share of the Depositary Shares and the recent trading price of the Series A Shares.

18. Refer to the last bullet point. Please further describe how the terms of the Offer are potentially more attractive to the holders of Series A Shares than the redemption of those shares for cash. In this regard, if the Offer is more attractive because the major holders of Series A support the Offer, then combine this factor with the seventh bullet point.

19. Please identify the 17 recent preferred stock offering considered by the Board, describe the specific criteria for selection and describe the reasons for excluding the 13 offerings. Further, we note that the four offerings that the Board focused on were selected based on their status as a REIT, market capitalization, financial condition and business segments; please further describe or quantify the criteria for selecting the four REITs. Please include comparable information for Equity LifeStyle in the summary table.

20. Please revise to quantify the net book value, going concern value and liquidation value. In this regard, we note that Houlihan considered this information in its fairness opinion.

21. Please revise to address whether the board considered the current and historical market prices of the Series A Shares. Refer to Instruction 2(i) and (ii) to Item 1014 of Regulation M-A.

Fairness Opinion, page 11

22. Please revise to include a summary of Houlihan's financial analysis. Refer to Item 1015(b)(6) of Regulation M-A. For each method of analysis, please revise to provide disclosure about the underlying data used in each analysis. Please include comparable information for the issuer if the financial advisor considered this information. It may be useful if the information is disclosed in tabular format. Please revise to quantify multiples, rates or ranges and discuss why particular multiples, rates or ranges were used in each analysis

Certain Factors, page 13

23. Please revise the heading to refer to "Risk Factors." Please revise to disclose that if the Offer is completed for less than all of the outstanding Series A Shares, then the market for Series A Shares may be less liquid and may result in the Series A Shares no longer meeting the listing standards of the NYSE.

Statement Regarding Forward-Looking Information, page 16

24. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available for statements made in connection with a going private transaction or a tender offer. Refer to Sections 21E(b)(1)(E) and (b)(2)(C) of the Exchange Act.

Source and Amount of Funds, page 26

25. Please state the total amount of cash required to purchase all of the Series A Shares. Refer to Item 1007(a) of Regulation M-A.

Comparison of Rights, page 30

Information Rights, page 31

26. Please describe how the annual and quarterly reports would be "in substantially the form" that would be required to be filed with the SEC and describe any differences.

Description of Our Depositary Shares, page 47

Charges of the Depositary, page 49

27. Please describe the amount of the various fees or charges paid by the Company or the holder.

Annex A

28. Please have Houlihan revise its opinion to remove the statement in the first full paragraph on page 3 that the opinion is furnished "solely" for the board as it is inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Houlihan's belief that security holders cannot rely upon the opinion to support any claims against Houlihan arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Houlihan). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability

of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Houlihan would have no effect on the rights and responsibilities of either Houlihan or the board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions